VIA EDGAR

February 12, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re: Independence Holdings Corp.

Draft Registration Statement on Form S-1

Submitted January 14, 2021

CIK No. 0001837393

Dear Ms. Majmudar:

Independence Holdings Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 10, 2021, regarding the Confidential Draft Registration Statement Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 filed January 14, 2021

Summary

Our Acquisition Process, page 13

1. We note your disclosure regarding an opinion from an independent investment banking firm that is a member of FINRA or another independent entity that commonly renders valuation opinions regarding the fairness of a transaction with an affiliate. Please revise your disclosure throughout your filing to clarify the circumstances in which you will obtain such an opinion. For example, on page 39, you state that you “may” obtain an opinion, on page 113 you state that you “will” obtain an opinion, and on page 13 you state that you will obtain an opinion “if required by applicable law or based upon the decision of our board of directors or a committee thereof.” Similarly, your disclosure is not consistent throughout your filing as to the nature of the affiliated transaction that would require such an opinion. Please revise. In addition, please clarify your statement on page 13 that the opinion will relate to “the satisfaction of such criteria.”

We have clarified than any such opinion may be obtained if required by applicable law or based upon the decision of our board of directors or a committee thereof.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jonathan Deblinger Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
Independence Holdings Corp.

By:	/s/ John Lawrence Furlong
Name:	John Lawrence Furlong
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP